SHUMAKER, LOOP & KENDRICK, LLP

JULIO C. ESQUIVEL (813) 227-2325 jesquivel@slk-law.com	ATTORNEYS AT LAW 101 EAST KENNEDY BOULEVARD TAMPA, FLORIDA 33602 (813) 229–7600 FAX (813) 229–1660 MAILING ADDRESS: P.O. BOX 172609 TAMPA, FLORIDA 33672–0609	OTHER OFFICES: CHARLOTTE, NC COLUMBUS, OH TOLEDO, OH

June 5, 2007

VIA EDGAR

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Mail Stop 6010

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	GeoPharma, Inc.

Registration Statement on Form S-3

Filed April 26, 2007

File No. 333-142369

Dear Mr. Riedler:

On behalf of GeoPharma, Inc. (the “Company”), we herein respond to the comments of the Staff of the Division of Corporation Finance, dated May 10, 2007, with respect to the filing set forth above. For your convenience, the Staff’s comments are set forth in bold below. In further response to the Staff’s comments, simultaneously herewith, the Company is filing its first amendment to the above-referenced registration statement.

We note that the Staff’s comments are consistent with other comment letters that have been issued by the Staff of the Division of Corporation Finance with regard to resale registration statements related to PIPEs, and, although in this case the Staff has not asked the Company to explain the basis on which it concluded that the sales by the selling shareholders do not involve a primary offering by the issuer and why it believes that the offering is not “by or on behalf of the registrant” as that phrase is used in sub-paragraphs (a)(l)(i) and (a)(4) of Rule 415, in anticipation of the Staff’s inquiry, we have attempted to address any such concerns the Staff may have in the concluding remarks to this response letter.

General

1.	Each of our comments requests that you revise your filing to provide additional disclosure about the selling security holders or the transaction or transactions in which they purchased the registrant’s securities. We will consider your supplemental explanation if you believe a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Securities and Exchange Commission

June 5, 2007

In response to the Staff’s comments, we have added disclosure to the registration statement under the heading “Selling Shareholders,” except as otherwise noted below.

Dollar value of underlying securities

2.	Please provide the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale for the convertible debentures).

In response to the Staff’s comment, we have added disclosure to the registration statement under the heading “Selling Shareholders.”

Payments to the investor and affiliates

3.	Please provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

In response to the Staff’s comment, we have added disclosure to the registration statement under the heading “Selling Shareholders.”

4.	Further, please provide disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

In response to the Staff’s comment, we have added disclosure to the registration statement under the heading “Selling Shareholders.”

Potential profits on conversion

5.	Please provide tabular disclosure of:

•

the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately [in this comment,

Securities and Exchange Commission

June 5, 2007

the reference to “securities underlying the convertible notes” means the securities underlying the note that may be received by the persons identified as selling shareholders]:

•	the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:

•	if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

•

if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share of that date;

•	the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the note);

•

the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

•

the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling shareholders may receive; and

•

the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

In response to the Staff’s comment, we have added disclosure to the registration statement under the heading “Selling Shareholders.”

6.	If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional

Securities and Exchange Commission

June 5, 2007

tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

In response to the Staff’s comment, we have added disclosure to the registration statement under the heading “Selling Shareholders.”

Total potential profit from other securities

7.	Please Provide tabular disclosure of:

•

the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

•	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

•

if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•

the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•

the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•

the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Securities and Exchange Commission

June 5, 2007

In response to the Staff’s comment, we supplementally advise you that with respect to the Warrants issued in the Whitebox Private Placement, the fixed exercise price of the Warrants is $5.23 per share and therefore the Warrants were granted at a premium (not discount) to the market value ($4.40) of the Company’s common stock on the closing date (April 5, 2007) of the Whitebox Private Placement. We have added disclosure to the registration statement under the heading “Selling Shareholders” to this effect.

Comparison of issuer proceeds to potential investor profit

8.	Please provide tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible notes transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 3;

•	the resulting net proceeds to the issuer; and

•

the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comments 3 and 4.

In response to the Staff’s comment, we have added disclosure to the registration statement under the heading “Selling Shareholders.”

9.	Further, please provide – as a percentage – of the total amount of all possible payments as disclosed in response to Comment 3 and the total possible discount to the market price of the shares underlying the convertible notes as disclosed in response to Comment 4 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

In response to the Staff’s comment, we have added disclosure to the registration statement under the heading “Selling Shareholders.”

Prior transactions between the issuer and the selling shareholders

10.

Please provide tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a

Securities and Exchange Commission

June 5, 2007

contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•

the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

In response to the Staff’s comment, we supplementally advise you that there were no prior transactions between the issuer and the selling shareholders. We have added disclosure to the registration statement under the heading “Selling Shareholders” to this effect.

Comparison of registered shares to outstanding shares

11.	Please provide tabular disclosure comparing:

•

the number of shares outstanding prior to the convertible notes transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

Securities and Exchange Commission

June 5, 2007

•

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholder or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

In response to the Staff’s comment, we have added disclosure to the registration statement under the heading “Selling Shareholders.”

The issuer’s intention and ability to make all note payments and the presence or absence of short selling by the selling shareholders

12.	Please provide the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•

whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholder shave an existing short position in the company’s stock, the following additional information:

•

the date on which each such selling shareholder entered into the that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statements, etc.).

In response to the Staff’s comment, we have added disclosure to the registration statement under the heading “Selling Shareholders.”

Relationships between the issuer and selling shareholders

13.	Please provide:

•

A materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has

Securities and Exchange Commission

June 5, 2007

a contractual relationship regarding the transaction (or any predecessors of those persons)- the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•

Copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

In response to the Staff’s comment, we supplementally advise you that it is our view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement. Accordingly, no further revisions have been made.

The method by which the number of registered shares was determined

14.	Please provide a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “selling Security Holders’ section of the prospectus.

In response to the Staff’s comment, we supplementally advise you that it is our view that such a description of the method by which the Company determined the number of shares it seeks to register in connection with this registration statement is already contained in the registration statement under the headings “Shares Offered By This Prospectus” and “Selling Shareholders.” Namely, we believe the registration statement makes clear that the shares being registered are all of the shares required to be registered pursuant to the registration rights agreements entered into pursuant to the Whitebox Private Placement, which shares include the shares of common stock sold to Whitebox at closing and the shares underlying the Note and Warrants issued at closing. Accordingly, no further revisions have been made.

Information regarding institutional selling shareholders

15.	With respect to the shares to be offered for resale by each selling security holder that is legal entity, please disclose the natural person or person who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by the shareholder.

Securities and Exchange Commission

June 5, 2007

In response to the Staff’s comment, we supplementally advise you that it is our view that such information is already contained in the registration statement in footnotes 5 and 6 to the first table under the heading “Selling Shareholders.” Accordingly, no further revisions have been made.

Rule 415 Analysis

General Structure

The Company is aware of the Staff’s interpretations concerning the availability of Rule 415 under the Securities Act. Generally, the limited circumstances under which the Staff has taken the position that an offering styled as a secondary offering is really a primary offering made on behalf of the issuer entail situations in which the selling shareholders were acting as a conduit for the issuer. Relevant factors include: (1) the length of time the selling shareholders have held their shares, (2) the circumstances under which the selling shareholders received their shares, (2) the selling shareholders’ relationship to the issuer, (4) the amount of the shares involved and (5) whether the selling shareholders are in the business of underwriting securities.

The Company has carefully considered the circumstances of its Private Placement consummated on April 5, 2007 (the “Private Placement”) and believes that, despite the number of shares being issued in the Private Placement, it should be permitted to register all of the shares for resale purposes by the Selling Shareholders who received the shares in the Private Placement because it would be an offering “solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary” as permitted by Rule 415(a)(1)(i). The Company believes that the registration represents a valid secondary offering by the Selling Shareholders, rather than a conduit for any primary offering by the Company, for the reasons set forth below:

•	There was only one investor in the Company’s private placement: Whitebox Pharmaceutical Growth Fund, Ltd. (“Whitebox”), an institutional accredited investor.

•

While the Private Placement included a convertible note and warrant, Whitebox also paid for and acquired actual restricted shares of common stock at closing, priced at the market price as of the closing, and these shares of common stock represent approximately 18% of the total shares acquired by Whitebox on a fully-diluted basis. Specifically, in the Private Placement, the Company issued the following securities to Whitebox for the following consideration:

•	573,395 shares of common stock, $.01 par value (the “Common Stock”), at a sales price of $4.36 per share, for a total of $2,500,000;

•

A Convertible Promissory Note (the “Note”), with a maturity date of April 5, 2013, in the original principal amount of $10,000,000, which amount is convertible into up to 2,293,578 shares of Common Stock at a fixed price of $4.36 per share; and

Securities and Exchange Commission

June 5, 2007

•	Warrants to purchase up to 400,000 shares of Common Stock at a fixed exercise of $5.23 per share, with a termination date of April 5, 2014.

•

At the closing of the Private Placement, the Company received, in cash, the entire purchase price for the foregoing securities, a total of $10,250,000. The Company does not have the right to “put” further shares to Whitebox.

•

The Company will receive additional cash if the Warrants are exercised, of which there may be no assurance. However, it is important to note that the exercise price of the Warrants represents approximately a 20% premium to market.

•

Further, at the closing, which transpired on April 5, 2007, the foregoing securities came to rest in the hands of Whitebox. Since that date, Whitebox has suffered the market risk of such securities. Currently, the market price is $4.02, a decrease of approximately 8% since the closing. Neither the conversion price of the Note nor the exercise price of the Warrants are subject adjustment based on market-price fluctuations. They only include standard adjustment provisions that are triggered upon stock splits and other recapitalizations, as well as upon the sale by the Company of stock at a price below the price paid by Whitebox.

•	Neither Selling Shareholder had any agreements or understandings, directly or indirectly, with any person to distribute the shares of common stock as of the Closing Date.

•	Neither Selling Shareholder, to our knowledge, participated in any short selling of the common stock prior to closing.

•	As such, it is clear that this Private Placement does not involve the type of transaction that will result in what is typically known as a “death spiral.”

•

Other than Whitebox, the only other “Selling Shareholder” is Rodman & Renshaw, LLC, who was paid $750,000.00 in cash and granted a warrant to purchase up to 143,403 shares of the Company’s common stock at an exercise price of $5.23 per share for serving as a placement agent in the Private Placement. Once again, this exercise price represents approximately a 20% premium to market.

•

All of the terms of the Private Placement, including without limitation the purchase price and the resale registration rights, were established in vigorous arm’s-length negotiations between the parties, with Whitebox, Rodman & Renshaw and the Company represented by separate counsel. The transaction was unanimously approved by the Company’s Board of Directors consisting of a majority of independent directors. The number of shares being issued was driven primarily by the Company’s capital needs based upon the best per share price that it was able to negotiate under the circumstances.

Securities and Exchange Commission

June 5, 2007

•

Whitebox did not have a prior relationship or other affiliations with the Company prior to the Private Placement and at the time of the transaction did not own any stock of the Company. Prior to being engaged as the placement agent for the Private Placement, Rodman & Renshaw did not have a prior relationship or other affiliations with the Company.

•	The Selling Shareholders do not have any Board of Directors representation rights or any other indicia of control over the Company, contractual or otherwise.

•

Whitebox is not in the business of underwriting securities and is not a broker dealer. While Rodman & Renshaw is a broker dealer, the number of shares being registered for resale on its behalf represents only 4.2% of the total shares being registered for the Selling Shareholders, and all of Rodman & Renshaw’s shares are shares underlying warrants with an exercise that is at a premium to market.

•

Although the Company is registering 3,410,376 shares of common stock for resale by the Selling Shareholders (representing approximately 32% of the total outstanding shares of common stock as of the date of this letter), the Note and the Warrants include provisions that prohibit the Company from issuing any shares upon the conversion or exercise of the Note and Warrants to the extent such issuance, when combined with the number of shares of common stock issued at closing, would exceed 19.99% of our issued and outstanding Common Stock immediately prior to the Whitebox Private Placement unless the Company has previously obtained shareholder approval with respect to such transactions. While shareholders representing approximately 20% of the Company’s common stock have agreed to vote in favor of such transaction, the meeting date has not yet been scheduled and the Company currently anticipates that a meeting will not be convened for at least another two months. The Company respectfully submits that the Staff had previously allowed sales by affiliates of an issuer through secondary offerings on Form S-3, even in circumstances where such affiliates owned more than 50% of the issuer’s securities.

•

The total number of shares registered for resale (3,410,376) far exceeds the Company’s average daily volume over the last 50 days (12,657). This means that even if the Selling Shareholders were to exercise all of the warrants and convert the entire Note and attempt to sell the shares of common stock in the open market, they would have to bear the market risk of such shares for a prolonged period of time before they could sell such shares. Further, any attempt by them to liquidate a significant portion of the shares would likely cause a severe decrease in the market price of the shares.

•

Finally, as indicated in its revised disclosure, the Company currently intends, and has a reasonable basis to believe that, it will have the financial ability to make all payments on the Note when they are due.

Securities and Exchange Commission

June 5, 2007

Therefore, the Company respectfully submits that the registration of the shares issued in the Private Placement for resale purposes by the Selling Shareholders represents a valid secondary shelf offering as permitted by Rule 415.

Should you have any further questions or comments, please call me at the number indicated above. We look forward to working with you to finalize this process and obtain the effectiveness of the registration statement.

Very truly yours,

/s/ Julio C. Esquivel
Julio C. Esquivel